Exhibit 12.1

Earnings to Fixed Charges Ratio 2007-2011

AmeriGas Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(thousands of dollars)

	Year Ended September 30,
	2007	2008	2009	2010	2011
Earnings:
Income before income taxes	$194,243	$161,978	$230,203	$170,759	$141,314
Add: Interest expense	71,487	72,886	70,340	65,106	63,518
Amortization of capitalized interest	—	—	—	85	165
Estimated interest component of rental expense	18,781	18,608	18,092	18,171	18,511

	$284,511	$253,472	$318,635	$254,121	$223,508

Fixed Charges:
Interest expense	$71,487	$72,886	$70,340	$65,106	$63,518
Capitalized interest	—	—	744	852	96
Estimated interest component of rental expense	18,781	18,608	18,092	18,171	18,511

	$90,268	$91,494	$89,176	$84,129	$82,125

Ratio of earnings to fixed charges	3.15	2.77	3.57	3.02	2.72